March 30, 2011

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-6010
Attention:  Mr. Jerard Gibson

Re:           Preferred Apartment Communities, Inc.
Amendment No. 9 to Registration Statement on Form S-11
Filed March 28, 2011
File No. 333-168407

Dear Mr. Gibson:

In connection with the above-referenced Registration Statement, as the Representative of the proposed Underwriters, we wish to advise you that the Representative requests that the above-referenced Registration Statement be accelerated so that the same will become effective at 4:15 p.m., New York City time, on March 31, 2011, or as soon thereafter as practicable.

In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, and that in compliance therewith, we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder.

If you have any questions or comments regarding this request, please call Thomas G. Voekler, Esquire, of Hirschler Fleischer at (804) 771-9599.

Sincerely,

WUNDERLICH SECURITIES, INC.

By:  /s/ Marty Gaia
Name:  Marty Gaia
Title:    Managing Director, Head of Equity Syndicate

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